FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2011.

Total number of pages: 43

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2011
FROM APRIL 1, 2010 TO MARCH 31, 2011
CONSOLIDATED
Released on April 25, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE YEAR ENDED MARCH 31, 2011

FROM APRIL 1, 2010 TO MARCH 31, 2011

CONSOLIDATED

Released on April 25, 2011

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: April 25, 2011

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Annual General Shareholders’ Meeting (Plan): June 21, 2011

Date of Commencement of Dividend Payment (Plan): June 1, 2011

Date of Filing of Japanese Annual Securities Report (Plan): June 22, 2011

1. Selected Consolidated Financial Performance (U.S. GAAP) (Unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2011	2010
Net sales	¥688,530	¥586,029
Ratio of change from the same period of previous fiscal year	17.5%	(4.1)%
Operating income	90,527	78,513
Ratio of change from the same period of previous fiscal year	15.3%	50.9%
Income from continuing operations before income taxes	79,525	75,183
Ratio of change from the same period of previous fiscal year	5.8%	59.1%
Net income attributable to Nidec Corporation	52,333	51,961
Ratio of change from the same period of previous fiscal year	0.7%	83.3%
Net income attributable to Nidec Corporation per share -basic	¥375.91	¥373.04
Net income attributable to Nidec Corporation per share -diluted	¥362.80	¥373.04
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *3	15.0%	16.3%
Ratio of income from continuing operations before income taxes to total assets	11.0%	10.8%
Ratio of operating income to net sales	13.1%	13.4%

Notes:   1. Comprehensive income:

¥36,432 million for the year ended March 31, 2011 (28.4% decrease compared to the fiscal year ended March, 31, 2010)

¥50,905 million for the year ended March 31, 2010 (433.4% increase compared to the fiscal year ended March 31, 2009)

2. Equity in net income (loss) of affiliated companies:

¥6 million for the year ended March 31, 2011

¥(45) million for the year ended March 31, 2010

3. Average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2011	March 31, 2010
Total assets	¥748,205	¥692,791
Total equity	401,506	401,531
Nidec Corporation shareholders’ equity	355,250	340,309
Nidec Corporation shareholders’ equity to total assets	47.5%	49.1%
Nidec Corporation shareholders’ equity per share	¥2,565.32	¥2,443.16

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2011	Year ended March 31, 2010
Net cash provided by operating activities	¥83,084	¥90,080
Net cash provided (used in) by investing activities	(106,942)	(40,514)
Net cash provided (used in) by financing activities	3,764	(122,779)
Cash and cash equivalents at the end of year	¥94,321	¥123,309

2. Dividends

	Yen
	Year ending March 31, 2012 (target)	Year ended March 31, 2011 (actual)	Year ended March 31, 2010 (actual)
Interim dividend per share	¥45.00	¥40.00	¥25.00
Year-end dividend per share	45.00	45.00	40.00
Annual dividend per share	¥90.00	85.00	65.00
Dividends declared for the year	-	¥11,803 million	¥9,054 million
Dividend payout ratio *	23.7%	22.6%	17.4%
Dividend to Nidec Corporation shareholders’ equity	-	3.4%	2.8%
*Note: "Annual dividend per share" to "earning per share-basic"

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2012)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2011	Year ending March 31, 2012
Net sales	¥305,000	¥720,000
Operating income	32,000	85,000
Income from continuing operations before income taxes	30,000	81,000
Net income attributable to Nidec Corporation	18,500	52,500
Net income attributable to Nidec Corporation per share - basic	¥133.59	¥379.11

4. Others

(1) Changes in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period:

Nidec Motor Corporation (newly added specified subsidiary)

(2) Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(3) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock)

145,075,080 shares at March 31, 2011

145,075,080 shares at March 31, 2010

2. Number of treasury stock at the end of each period:

6,593,647 shares at March 31, 2011

5,784,406 shares at March 31, 2010

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,215,516 shares for the year ended March 31, 2011

139,291,456 shares for the year ended March 31, 2010

Note: Please refer to “Earnings per share” in "4. Unaudited Consolidated Financial Statements (U.S. GAAP)" on page 31 for more information.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance

(1) Non-Consolidated Results of Operations (Japanese GAAP)

	Yen in millions (except for per share amounts)
	Year ended March 31
	2011	2010
Net sales	¥146,740	¥144,410
Ratio of change from the same period of previous fiscal year	1.6%	7.5%
Operating income	6,799	8,066
Ratio of change from the same period of previous fiscal year	(15.7)%	10.3%
Ordinary income	22,318	30,740
Ratio of change from the same period of previous fiscal year	(27.4)%	22.4%
Net income	21,983	31,667
Ratio of change from the same period of previous fiscal year	(30.6)%	46.1%
Net income per share - basic	¥157.91	¥227.34
Net income per share - diluted	¥152.27	¥227.34

(2) Non-Consolidated Financial Position (Japanese GAAP)

	Yen in millions (except for per share amounts)
	March 31, 2011	March 31, 2010
Total assets	¥447,220	¥405,958
Net assets	242,305	237,777
Net assets to total assets	54.2%	58.6%
Net assets per share	¥1,749.73	¥1,707.05

Note:

Shareholders’ equity:

¥242,305 million for the year ended March 31, 2011

¥237,777 million for the year ended March 31, 2010

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment in Fiscal Year ended March 31, 2011 ("this fiscal year")

In the fiscal year ended March 31, 2011, economic expansions in newly emerging nations continued to drive global economic growth, while the diminishing effects of economic stimulus measures and the adverse impact of the financial crisis in the European Union impeded economic growth in developed nations, slowing the overall global economic recovery.

With the launch of its new business strategy, “Vision 2015,” in the fiscal year ended March 31, 2011, the Nidec Group began making a significant transition to a growth-oriented strategy. The new business strategy is an integrative global growth strategy designed to realize our vision, and consists of a global organic growth strategy and an M&A growth strategy. Aiming to achieve its target sales level of ¥1 trillion in the fiscal year ending March 31, 2013 and ¥2 trillion in the fiscal year ending March 31, 2016, the Nidec Group started to take concrete actions designed to attain growth and enhance profitability, including through improving and expanding its business portfolio. In light of, and in part as a result of, the foregoing,

1) Net sales and operating income increased 17.5% and 15.3%, respectively, for the fiscal year ended March 31, 2011 compared to the previous fiscal year, and operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporation for the fiscal year ended March 31, 2011 reached new record-high levels;

2) Net sales of the "general motors" product category, which consists of motors for home appliances and industrial use and motors for automobiles, accounted for 26.6% of total net sales for the fiscal year ended March 31, 2011, compared to 12.4% for the previous fiscal year, achieving improvement and expansion of the Nidec Group’s business portfolio in line with “Vision 2015,” where the general motors product category is expected to drive the Nidec Group’s growth; and

3) Among our five listed subsidiaries, Nidec Sankyo, Nidec Copal Electronics and Nidec-Read each exceeded their previously announced operating income targets, and Nidec Copal, Nidec Tosok, Nidec Copal Electronics and Nidec-Read each recorded record-high operating income.

For discussions of the impact of the recent earthquake and subsequent events in Japan on our operating results and forecasts, see "Consolidated Operating Results for the Three Months ended March 31, 2011 ("this 4Q") Compared to the Three Months ended December 31, 2010 ("this 3Q")," "(3) Business Forecasts for the Fiscal Year ending March 31, 2012" and "(5) Risk Factors."

2. Consolidated Operating Results

Consolidated Operating Results for the Fiscal Year ended March 31, 2011 ("this fiscal year"), Compared to the Fiscal Year ended March 31, 2010 ("the previous fiscal year")

Consolidated net sales increased ¥102,501 million, or 17.5%, to ¥688,530 million for this fiscal year. Operating income increased ¥12,014 million, or 15.3%, to ¥90,527 million for this fiscal year, which is our record-high operating income for any fiscal year. In each of the "machinery," "general motors," "electronic and optical components" and "other products" product categories, both net income and operating income increased compared to the previous fiscal year. Operating income of general motors was ¥3,426 million for this fiscal year, compared to an operating loss of ¥430 million for the previous fiscal year, with the contribution from Nidec Motor Corporation, the former motors and controls business of Emerson Electric Co., which we acquired on September 30, 2010 and subsequently made a consolidated subsidiary. We recorded an operating income ratio of 13.1% for this fiscal year, achieving an operating income ratio over 13% for two consecutive fiscal years. The average exchange rate between the U.S. dollar and the Japanese yen for this fiscal year was ¥85.72 to the dollar, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥7.1, or 8%, compared to the previous fiscal year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our net sales and operating income for this fiscal year of approximately ¥36,100 million and ¥10,600 million, respectively, compared to the previous fiscal year.

Income from continuing operations before income taxes increased ¥4,342 million, or 5.8%, to ¥79,525 million for this fiscal year compared to the previous fiscal year, which is our record-high income for any fiscal year. Mainly due to an approximately ¥6,200 million increase in foreign exchange loss for this fiscal year compared to the previous fiscal year, the increase in income from continuing operations before income taxes fell short of the increase in operating income by approximately ¥7,700 million.

Net income attributable to Nidec Corporation increased ¥372 million, or 0.7%, to ¥52,333 million for this fiscal year compared to the previous fiscal year. Net income attributable to Nidec Corporation for this fiscal year reflected an approximately ¥3,500 million loss from discontinued operation of the "specialty lens unit" of Nidec Copal Corporation.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

Net sales of small precision motors decreased approximately ¥8,700 million, or 3%, to ¥321,490 million for this fiscal year compared to the previous fiscal year.

Although unit shipment of small precision motors for hard disc drives ("HDDs") for this fiscal year increased approximately 5%, sales of the small precision motors for HDDs decreased approximately 4%, compared to the previous fiscal year. The primarily reason for the 4% decrease in sales was mainly due to the 8% appreciation of Japanese yen against U.S. dollar. Although unit shipments of spindle motors for 2.5-inch increased approximately 14%, unit shipments of spindle motors for 3.5-inch decreased approximately 2%, compared to the previous fiscal year. Although sales of spindle motors for 2.5-inch increased approximately 1%, sales of spindle motors for 3.5-inch decreased approximately 7%, compared to the previous fiscal year.

Net sales of other small precision brushless DC motors for this fiscal year decreased approximately 4% compare to the previous fiscal year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this fiscal year decreased approximately 11%, although unit shipment of other small precision brushless DC motors for this fiscal year increased approximately 4%, compared to the previous fiscal year. The main reasons for the 11% decrease in the sales of other small precision brushless DC motors for this fiscal year were the appreciation of the Japanese yen against the U.S. dollars and a decrease in the average unit price on a U.S. dollar basis.

Net sales of brushless DC fans increased approximately 4% for this fiscal year compared to the previous fiscal year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans increased approximately 2% for this fiscal year compared to the previous fiscal year. The main reason for the 2% increase in sales of brushless DC fans was an increase of approximately 11% in unit shipments of brushless DC fans, which was partially offset by the negative effect of the yen appreciation for this fiscal year compared to the previous fiscal year.

Operating income of small precision motors decreased approximately ¥3,800 million, or 6%, to ¥58,704 million for this fiscal year compared to the previous fiscal year. The operating income ratio of small precision motors was 18.3% for this fiscal year, which remained at a level similar to the previous fiscal year. The yen appreciation had a negative impact on the operating income of small precision motors of approximately ¥7,800 million.

General motors-

From the second quarter of this fiscal year, this product category has been renamed from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of general motors increased approximately ¥63,900 million, or 87%, to ¥137,251 million for this fiscal year compared to the previous fiscal year. This increase was mainly due to the contributions of the recently consolidated subsidiaries, including Nidec Motor Corporation, the former motors and controls business of Emerson Electric Co., whose sales were approximately ¥35,500 million for the six months ended March 31, 2011 since it became a consolidated subsidiary of Nidec on September 30, 2010, and Nidec Sole Motor Corporation S.R.L., which we acquired in January 2010 and whose sales were approximately ¥12,400 million for this fiscal year. Excluding the impact of the recently consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles increased approximately ¥8,000 million and ¥8,000 million, or 23% and 23%, respectively, for this fiscal year compared to the previous fiscal year. Within the “general motors for automobiles” product category, sales of general motors for electric power steering and sales at Nidec Motors & Actuators respectively increased for this fiscal year compared to the previous fiscal year.

Operating income of general motors was ¥3,426 million for this fiscal year, compared to an operating loss of approximately ¥400 million for the previous fiscal year, an improvement of approximately ¥3,900 million. This improvement was mainly due to the increase in sales of general motors for home appliances and industrial use and the contribution to operating income by the newly consolidated subsidiaries, Nidec Motor Corporation and Nidec Sole Motor Corporation S.R.L., which more than offset the negative effect of rapidly increasing R&D investment costs relating to the “general motors for automobiles” product category, which is expected to increase in importance for our growth strategy in the coming years. We have completed an evaluation of the fair value of the assets acquired and the liabilities assumed in connection with the acquisition of Nidec Motor Corporation, and recorded approximately ¥2,000 million of amortization loss relating to the assets and liabilities in this fiscal year.

Machinery-

Net sales of machinery increased approximately ¥29,400 million, or 61%, to ¥77,329 million for this fiscal year compared to the previous fiscal year, primarily due to increasing demand in China. Sales of machinery at all of our subsidiary groups that manufacture and sell products in this business category increased for this fiscal year compared to the previous fiscal year. The increase in net sales of machinery was mainly due to an increase in sales of LCD panel handling robots and card readers at Nidec Sankyo of approximately ¥11,700 million, or 54%, compared to the previous fiscal year. The increase in net sales of machinery was also due in part to an increase in sales of electronic circuit testing systems at Nidec-Read of approximately ¥5,800 million, or 83%, mainly reflecting increasing demand for digital equipment, such as smartphones, an increase in sales of machinery at Nidec-Shimpo of approximately ¥4,500 million, or 51%, mainly reflecting increasing demand in developing countries, and an increase in sales of press machines for electronic components at Nidec-Kyori of approximately ¥4,100 million, or 96%, for this fiscal year compared to the previous fiscal year. Sales of peripheral equipment for chip mounters at Nidec Copal and sales of measuring and inspection machines for air conditioning compressors at Nidec Tosok increased approximately ¥1,700 million and ¥1,100 million, or 51% and 46%, respectively, for this fiscal year compared to the previous fiscal year.

Operating income of machinery increased approximately ¥6,800 million to ¥12,605 million for this fiscal year, which was approximately twice as much as our operating income of machinery for the previous fiscal year.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥12,100 million, or 11%, to ¥117,843 million for this fiscal year compared to the previous fiscal year. This was mainly due to an increase in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥5,500 million, or 23%, and an increase in sales of such products as shutters and lens units for digital cameras and mobile phones at Nidec Copal of approximately ¥4,100 million, or 8%, for this fiscal year compared to the previous fiscal year. Sales of control device units at Nidec Sankyo and sales of plastic-mold products at Nidec Nissin also increased for this fiscal year compared to the previous fiscal year. As of March 31, 2011, we discontinued our specialty lens unit business, which we had conducted through Nidec Copal. All prior period specialty lens unit amounts in this report have been reclassified to discontinued operations. Net sales of the discontinued operations for this fiscal year and the previous fiscal year were ¥5,120 million and ¥1,430 million, respectively.

Operating income of electronic and optical components increased approximately ¥5,400 million, or 49%, to ¥16,457 million for this fiscal year, compared to the previous fiscal year.

Other products-

Net sales of other products increased approximately ¥5,800 million, or 20%, to ¥34,617 million for this fiscal year compared to the previous fiscal year. This was primarily due to an increase in sales of automotive parts at Nidec Tosok of approximately ¥5,200 million, or 25%, for this fiscal year compared to the previous fiscal year. Sales from the logistics and services related businesses by Nidec Logistics and Nidec Total Service also increased for this fiscal year compared to the previous fiscal year. Sales of pivot assemblies for HDDs, however, decreased approximately ¥1,000 million, or 38%, for this fiscal year compared to the previous fiscal year.

Operating income of other products increased approximately ¥1,100 million, or 33%, to ¥4,464 million for this fiscal year compared to the previous fiscal year.

Consolidated Operating Results for the Three Months ended March 31, 2011 ("this 4Q") Compared to the Three Months ended December 31, 2010 ("this 3Q")

Consolidated net sales decreased ¥5,103 million, or 2.9%, to ¥173,556 million for this 4Q compared to this 3Q. Operating income decreased ¥4,770 million, or 22.0%, to ¥16,961 million for this 4Q compared to this 3Q. Our operating income for this 4Q reflected expenses of ¥3,600 million mainly relating to reorganization of group companies, amortization of intangible assets in connection with the acquisition of Nidec Motor Corporation, and losses caused by the recent earthquake and subsequent events in Northeastern Japan. The average exchange rate between the U.S. dollar and the Japanese yen for this 4Q was ¥82.32 to the dollar, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥0.3 compared to this 3Q. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on our net sales and operating income of approximately ¥800 million and ¥100 million, respectively, for this 4Q compared to this 3Q.

Income from continuing operations before income taxes decreased ¥1,506 million, or 7.6%, to ¥18,205 million for this 4Q compared to this 3Q. We recorded a foreign exchange gain of approximately ¥2,300 million for this 4Q, compared to a foreign exchange loss of approximately ¥1,800 million for this 3Q. Net income attributable to Nidec Corporation decreased ¥1,599 million, or 11.9%, to ¥11,860 million for this 4Q compared to this 3Q, reflecting approximately ¥2,900 million of loss from discontinued operations relating to Nidec Copal's specialty lens unit business for this 4Q.

Operating Results by Product Category for this 4Q compared to this 3Q

Small precision motors-

Net sales of small precision motors decreased approximately ¥6,600 million, or 8%, to ¥71,877 million for this 4Q compared to this 3Q.

Unit shipments of spindle motors for hard disc drives ("HDDs") decreased approximately 10%, and sales of spindle motors for HDDs decreased approximately 12%, for this 4Q compared to this 3Q. Unit shipments of spindle motors for 2.5-inch and 3.5-inch HDDs decreased approximately 11% and 9%, respectively, for this 4Q compared to this 3Q, mainly due to a sudden decrease in demand for HDDs.

Net sales of other small precision brushless DC motors decreased approximately 1% for this 4Q compared to this 3Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this 4Q remained at a level similar to this 3Q mainly due to an approximately 4% decrease in the average unit price of small precision brushless DC motors on a U.S. dollar basis, despite an approximately 4% increase in unit shipments of small precision brushless DC motors, for this 4Q compared to this 3Q.

Net sales of brushless DC fans decreased approximately 11% for this 4Q compared to this 3Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 8% mainly due to an approximately 10% decrease in unit shipments of brushless DC fans, despite an approximately 3% increase in the average unit price of brushless DC motors on a U.S. dollar basis, for this 4Q compared to this 3Q.

Operating income of small precision motors decreased approximately ¥3,200 million, or 24%, to ¥10,233 million for this 4Q compared to this 3Q, reflecting expenses relating to reorganization of group companies of approximately ¥1,100 million.

General motors-

Since the second quarter of this fiscal year, this product category has been renamed from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Net sales of general motors increased approximately ¥3,000 million, or 7%, to ¥46,083 million for this 4Q compared to this 3Q. This was mainly due to an increase in sales of general motors for home appliances and industrial use and an increase in sales of general motors for automobiles of approximately ¥1,000 million and ¥1,600 million, or 9% and 15%, respectively, for this 4Q compared to this 3Q. Within the "general motors for automobiles" product category, unit shipments and sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased approximately 9% and 21%, respectively, for this 4Q compared to this 3Q.

Operating income of general motors increased approximately ¥500 million, or 54%, to ¥1,514 million for this 4Q compared to this 3Q. Operating income of general motors for home appliances and industrial use including operating income of Nidec Motor, increased and, with regard to Nidec Corporation and its direct-line subsidiaries, operating income of general motors for automobiles increased, for this 4Q compared to this 3Q, more than offseting the negative effect of rapidly increasing R&D investment costs relating to the “general motors for automobiles” product category.

Machinery-

Net sales of machinery decreased approximately ¥700 million, or 4%, to ¥19,283 million for this 4Q compared to this 3Q. This decrease was mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo of approximately ¥500 million, or 6%, a decrease in sales at Nidec Tosok of approximately ¥200 million, or 25%, and a decrease in sales at Nidec-Read of approximately ¥200 million, or 7%, for this 4Q compared to this 3Q. Sales of machinery at Nidec-Shimpo increased approximately ¥200 million, or 6%, for this 4Q compared to this 3Q, due to increasing demand in developing countries.

Operating income of machinery decreased approximately ¥200 million, or 7%, to ¥3,049 million for this 4Q compared to this 3Q, primarily due to the decrease in sales.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥300 million, or 1%, to ¥27,745 million for this 4Q compared to this 3Q. This decrease was mainly due to a decrease in sales of such products as control device units at Nidec Sankyo of approximately ¥500 million, or 6%, and a decrease in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥100 million, or 2%, for this 4Q compared to this 3Q. Sales of shutters and lens units for digital cameras and mobile phones at Nidec Copal increased approximately ¥300 million, or 2%, for this 4Q compared to this 3Q.

Operating income of electronic and optical components decreased approximately ¥1,200 million, or 31%, to ¥2,767 million for this 4Q compared to this 3Q, reflecting losses of approximately ¥500 million at Nidec Copal and approximately ¥300 million at Nidec Copal Electronics caused by the recent earthquake and subsequent events in Northeastern Japan.

Other products-

Net sales of other products decreased approximately ¥500 million, or 6%, to ¥8,568 million for this 4Q compared to this 3Q. This decrease was mainly due to a decrease in sales of pivot assemblies for HDDs of approximately ¥600 million for this 4Q compared to this 3Q, although sales of services related businesses at Nidec Total Service increased approximately ¥300 million, or 21%, for this 4Q compared to this 3Q.

Operating income of other products decreased approximately ¥600 million, or 50%, to ¥623 million for this 4Q compared to this 3Q, mainly due to a decrease in the profitability of the pivot assemblies for HDDs business.

(2) Financial Position

	As of March 31, 2011	As of March 31, 2010	Inc/dec
Total assets (million)	¥748,205	¥692,791	¥55,414
Total liabilities (million)	337,699	291,260	46,439
Nidec Corporation shareholders’ equity (million)	355,250	340,309	14,941
Interest-bearing debt (million) *1	154,961	118,709	36,252
Net interest-bearing debt (million) *2	¥60,640	¥(4,600)	¥65,240
Debt ratio (%) *3	20.7	17.1	3.6
Debt to equity ratio ("D/E ratio") (times) *4	0.44	0.35	0.09
Net D/E ratio (times) *5	0.17	(0.01)	0.18
Nidec Corporation shareholders' equity to total assets (%)	47.5	49.1	(1.6)

Notes:

*1: The sum of "short-term borrowings," "current portion of long-term debt" and "long-term debt" in our consolidated balance sheet, including zero-coupon bonds.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥55,400 million to ¥748,205 million as of March 31, 2011 compared to March 31, 2010. This increase was primarily due to an increase of approximately ¥33,100 million in tangible assets, ¥20,900 million in inventories and ¥9,900 million in goodwill, which were offset in part by a decrease of approximately ¥29,000 million in cash and cash equivalents. Our assets as of March 31, 2011 included the acquired assets of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥12,800 million in accounts receivable, ¥19,400 million in tangible assets, ¥12,800 million in intangible assets, and ¥8,500 million in inventories. We also recorded approximately ¥11,400 million in goodwill relating to the acquisition of Emerson Electric Co.'s motors and controls business as of March 31, 2011.

With respect to liabilities, long-term debt increased approximately ¥100,000 million compared to March 31, 2010 to ¥101,819 million, primarily due to the issuance of convertible bonds in September 2010, which was offset in part by an approximately ¥63,400 million reduction in short-term borrowings. The debt ratio increased to 20.7% as of March 31, 2011 from 17.1% as of March 31, 2010. Our liabilities as of March 31, 2011 included the acquired liabilities of Emerson Electric Co.'s motors and controls business, which primarily consisted of approximately ¥10,200 million in accounts payable. Our debt to equity ratio as of March 31, 2011 was 0.44, compared to 0.35 as of March 31, 2010. Our net debt to equity ratio as of March 31, 2011 was 0.17, compared to negative 0.01 as of March 31, 2010.

Nidec Corporation shareholders’ equity increased approximately ¥14,900 million to ¥355,250 million as of March 31, 2011 compared to March 31, 2010, primarily due to an increase of approximately ¥41,200 million in retained earnings, which was offset in part by an increase of approximately ¥15,900 million in negative foreign currency translation adjustments resulting from the appreciation of the Japanese yen against the U.S. dollar.

Nidec Corporation shareholders' equity as of March 31, 2011 increased compared to March 31, 2010, although Nidec Corporation shareholders' equity to total assets decreased to 47.5% as of March 31, 2011 from 49.1% as of March 31, 2010, primarily due to the 3.6 percentage point increase in our debt ratio resulting from the issuance of the convertible bonds described above.

Overview of Cash Flow-

(in millions)	For the year ended March 31, 2011	For the year ended March 31, 2010	Inc/dec
Net cash provided by operating activities	¥83,084	¥90,080	¥(6,996)
Net cash used in investing activities	(106,942)	(40,514)	(66,428)
Free cash flow *1	(23,858)	49,566	(73,424)
Net cash provided by (used in) financing activities	¥3,764	¥(122,779)	¥126,543

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flow from operating activities for the fiscal year ended March 31, 2011 ("this fiscal year") was a net inflow of ¥83,084 million. Compared to the fiscal year ended March 31, 2010 ("the previous fiscal year"), the cash inflow from operating activities for this fiscal year decreased approximately ¥7,000 million. This decrease was mainly due to the negative effects of a decrease in trade notes and accounts payable of approximately ¥32,900 million and an increase in inventories of approximately ¥7,400 million, which were offset in part by an increase in consolidated net income of approximately ¥1,300 million compared to the previous fiscal year.

Cash flow from investing activities for this fiscal year was a net cash outflow of ¥106,942 million. Compared to the previous fiscal year, the net cash outflow increased approximately ¥66,400 million mainly due to acquisitions of business, net of cash acquired of approximately ¥47,200 million and additional purchases of property, plant and equipment of approximately ¥18,400 million.

As a result, we had a negative free cash flow of ¥23,858 million for this fiscal year, compared to a positive free cash flow of ¥49,566 million for the previous fiscal year.

Cash flow from financing activities for this fiscal year was a net cash inflow of ¥3,764 million, compared to a net cash outflow of ¥122,779 million for the previous fiscal year. The difference of approximately ¥126,500 million between the cash inflow for this fiscal year and the cash outflow for the previous fiscal year primarily reflected an inflow of approximately ¥100,500 million in proceeds from the issuance of the convertible bonds described above and an approximately ¥45,900 million reduction in short-term borrowings in this fiscal year.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2011 was ¥94,321 million, a decrease of ¥28,988 million from March 31, 2010.

Reference:

	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008
Shareholders’ equity to total assets	47.5%	49.1%	42.3%	47.6%
Total market value of Nidec's shares (*1 *4) to total assets	133.3%	201.5%	87.2%	132.3%
Interest-bearing liabilities (*2) to net cash provided by operating activities	1.9	1.3	3.4	1.1
Interest coverage ratio (*3)	223.3	127.6	46.0	37.9

Notes:

*1. Total market value of Nidec’s shares to total assets is a Non-GAAP measure. Total market value is calculated as closing stock price at fiscal year end multiplied by a number of shares issued and outstanding at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: total amount of "short-term borrowings", "current portion of long-term debt" and "long-term debt" in the consolidated balance sheet.

*3. Interest coverage ratio: net cash provided by operating activities divided by "interest payments" during a fiscal year.

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze balance sheets generated from our operations. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

Despite the continued economic expansions in newly emerging nations including China, the global economic recovery is expected to slow down further as it continues to be adversely affected by uncertainties relating to governments end their monetary easing policies and implement monetary tightening policies to prevent inflation and the recent shift in governmental fiscal policies that tended to be expansionary to stimulate economy but are becoming increasingly contractionary to reduce deficits,. The business environment surrounding the Nidec Group remains uncertain with the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar, increasing wages and raw material prices, and intensifying global competition.

In light of the foregoing, in an effort to achieve the goals and targets set forth in its mid-term growth strategy, “Vision 2015,” the Nidec Group intends to implement measures that focus on growth while seeking to reduce costs on a group-wide basis to enhance its profitability through programs designed to reduce cost of sales and improve its fixed cost structure.

The future customer demand as well as general market demand for our products has become highly unpredictable as the supply networks supporting Japan’s major industries suffered tremendous damage as a result of the earthquake that struck Northeastern Japan on March 11, 2011.  As a result, forecasting our operating results has become a more difficult task, particularly with respect to our expected operating results for the first six months of the fiscal year ending March 31, 2012. Our current forecasts for the fiscal year ending March 31, 2012 set forth below should be read in light of these circumstances.

Forecast of consolidated results for the fiscal year ending March 31, 2012

Net sales	¥720,000 million	(Up 4.6% from the previous fiscal year)
Operating income	¥85,000 million	(Down 6.1% from the previous fiscal year)
Income from continuing operations before income taxes	¥81,000 million	(Up 1.9% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥52,500 million	(Up 0.3% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2011

Net sales	¥305,000 million	(Down 9.3% from the same period of the previous fiscal year)
Operating income	¥32,000 million	(Down 38.3% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥30,000 million	(Down 27.9% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥18,500 million	(Down 31.5% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts is US$1 = ¥80 and 1 Euro= ¥110. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate.

(4) Dividend Policy

We uphold shareholder-oriented management and pursue high growth, high profitability and high share value to build long-term, sustainable growth in shareholder value. We seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed on how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors. Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥45.0 per share for the fiscal year ended March 31, 2011. As a result, together with the interim dividend of ¥40.0 per share, the full-year dividend will be ¥85.0 per share, an increase of ¥20.0 from the fiscal year ended March 31, 2010. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation , for this fiscal year is approximately 23%.

Our current dividend forecast for the year ending March 31, 2012 is a full-year dividend of ¥90.0 per share (an interim dividend of ¥45.0 per share and a year-end dividend of ¥45.0 per share), an increase of ¥5.0 per share compared to the full-year dividend for the fiscal year ended March 31, 2011. Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2012 is expected to be approximately 24%.

(5) Risk Factors

The significant risks relating to our business that we are recognized as of March 31, 2011 included those relating to:

•

concentration of sales in a small number of customers,

•

our dependence on the computer industry,

•

our dependence on the hard disc drive market,

•

downward pricing pressure,

•

our third party suppliers,

•

competition,

•

commercializing customized products,

•

product defects,

•

our dependence on production in developing countries,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on our managerial, operational and financial resources,

•

our dependence on our founder, President and CEO, Mr. Shigenobu Nagamori,

•

our failure to achieve our corporate objectives or business strategies,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

hiring and retention of qualified personnel,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign exchange fluctuations,

•

interest rate fluctuations,

•

unexpected drastic declines in the global economies, especially in Japan following the recent earthquake and subsequent events,

•

our ability to collect on our accounts receivable,

•

stock value fluctuations,

•

our access to liquidity and capital

•

natural disasters and other events over which we have little or no control, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls business, (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (vi) the risks identified above.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 158 consolidated subsidiaries and 2 affiliated company.

Nidec prepares its consolidated financial statements in accordance with U.S. GAAP, and its scope of consolidation is determined in accordance with U.S. GAAP. Nidec’s segments comprise a total of 14 reportable segments in accordance with the Accounting Standards Codification No. 280, “Segment Reporting”. Operating Segments are components of an enterprise regularly used by the enterprise’s top decision-makers in making business decisions and assessing performance. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

Our reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors, fan motors, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd. in Thailand and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fan motors, but excludes its general motors for automobile business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., in Singapore and other consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors, fan motors and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fan motors.

The Nidec Philippines segment comprises Nidec Philippines Corporation in the Philippines and other consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation in Japan and other consolidated subsidiaries, which primarily produces and sells DC motors, machinery, and electronic components.

The Nidec Copal segment comprises Nidec Copal Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic and optical components, and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell automobile parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic components.

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation in Japan and itsr consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Corporation and other consolidated subsidiaries in North America, South America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors&Actuators segment comprises Nidec Motors & Actuators in France and other subsidiaries of Europe, North America and China which primarily produce and sell general motors for automobiles

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Note:

Beginning in the quarterly reporting period ended September 30, 2010, we changed our segment reporting so that it is in line with the changes we made in our management decision-making process. Our acquired subsidiaries have been included in our segments for internal management reporting to the chief operating decision maker and for external reporting. Because the number of our subsidiaries has been increasing due to our recent acquisitions, such as our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010, we have made modifications to our management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process, including:

1) Nidec acquired Emerson Electric Co.'s motors and controls business on September 30, 2010. The acquired business has been identified as a reportable operating segment (the “Nidec Motor” segment) since the current quarterly reporting period ended December 31, 2010.

2) The Nidec Servo segment is no longer reported as a reportable segment and is included in the All Other segment in the current period due to their immateriality.

The Nidec Group specializes in the business of “everything that spins and moves” with a focus on motors and other drive technology products as well as products, equipment, parts and components that incorporate drive technologies. The Nidec Group’s core product categories include: "Small precision motors", "General motors", "Machinery", "Electronic and Optical components" and "Other" products. The principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales, distribution and other services both in Japan and overseas.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Spindle motors for HDDs

Nidec Corporation,

Nidec Electronics (Thailand) Co., Ltd.,

Nidec Philippines Corporation,

Nidec (Zhejiang) Corporation,

Nidec Subic Philippines Corporation,

Nidec (H.K.) Co., Ltd.,

Nidec Singapore Pte. Ltd.

	Other small precision brushless DC motors	Nidec Corporation, Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec (H.K.) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Sankyo Corporation, Nidec Servo Corporation
	Brushless DC fans	Nidec Corporation, Nidec (Dalian) Limited, Nidec (Dong Guan) Limited, Nidec Vietnam Corporation, Nidec (H.K.) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Servo Corporation
	Other small precision motors	Nidec Servo Corporation, Nidec Component technology Co., Ltd., Nidec Copal Corporation
General Motors	For home appliances and industrial use	Nidec Techno Motor Holdings Corporation, Nidec Motor Holdings Corporation
	For automobiles	Nidec Corporation, Nidec Motors & Actuators, Nidec Automotive Motor (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Electronics GmbH
Machinery		Nidec Sankyo Corporation, Nidec-Shimpo Corporation, Nidec-Read Corporation, Nidec-Kyori Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Machinery Corporation
Electronic and Optical components		Nidec Copal Corporation, Nidec Sankyo Corporation, Nidec Copal Electronics Corporation
Other	Automobile parts	Nidec Tosok Corporation
	Services, etc.	Nidec Total Service Corporation, Nidec Logistics Corporation

3. Management Policies

(1) Basic management policies

We aim to reach the No. 1 position in the world of comprehensive drive technology, specialized in the business of “everything that spins and moves” with a focus on motors. We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities based on healthy business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the No. 1 position in all that we undertake.

Nidec and its group companies aim to maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices, over the long-term.

(2) Management targets

We have launched a new business strategy, “Vision 2015,” pursuant to which we aim to achieve target sales levels of ¥1 trillion in the fiscal year ending March 31, 2013 and ¥2 trillion in the fiscal year ending March 31, 2016. As targets relating to profitability, we also aim to achieve and maintain an operating income ratio of 20% and an ROE (return on equity) of 15%.

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in “Vision 2015,” the Nidec Group, acting based on “its global organic growth strategy” and “M&A strategy,” seeks to establish the “four core business lines” in its business portfolio and globalize its “three core operations,” i.e., research and development, manufacturing, and sales.

We plan to shift from our current business portfolio consisting primarily of small precision motors and other products to an improved and expanded business portfolio consisting of four core business lines—small precision motors, home appliance and industrial motors, automotive motors and other motors—in an effort to achieve the ¥2 trillion sales level target in the fiscal year ending March 31, 2016.

Simultaneously, we seek to strengthen our operating structure in order to successfully compete in the increasingly competitive global market by appropriately allocating and expanding our research and development, manufacturing, and sales operations in the rapidly expanding and changing newly emerging markets.

1. Global organic growth strategy

Taking advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, we aim to establish a global operating network and structure with a focus on newly emerging markets, which are expected to sustain growth in the foreseeable future.

1)

We seek to expand our core motor product lines, starting from small precision motors to home appliance and industrial use motors, including automotive motors, which are expected to become one of our major products, and large-size motors. We intend to further develop new products, markets and customers by applying our flagship DC motor technology that has enabled us to offer sophisticated, small, high-power, energy-efficient and power-saving motors and by putting to full use our state-of-the-art product development capabilities and low-cost manufacturing technologies.

2)

As the size of digital content increases globally and the need for data storage, such as cloud computing, continues to increase, we aim to further strengthen our competitive position in the HDD motor market by developing new and innovative technologies that can meet the market’s demand for larger HDD capacity and new HDD application as well as smaller and thinner HDD products.

3)

We seek to gain a leading market share globally and maintain the highest technological standards for our electronic and optical components and other equipment and devices, including semiconductor components, while endeavoring to seize growth opportunities by integrating technologies among our group companies and developing new business lines.

2. M&A strategy

We plan to continue to actively seek M&A opportunities as a critical part of our growth strategy as we seek to achieve growth quickly and efficiently. In the fiscal year ended March 31, 2011, we, through our Corporate Strategy Office, the division that specializes in strategic M&A, successfully acquired Emerson Electric Co.'s motors and controls business, which business was subsequently succeeded to by Nidec Motor Corporation, and entered into a share purchase agreement with SANYO Electric Co., Ltd. to acquire all of the outstanding shares in SANYO Seimitsu Co., Ltd.

We intend to actively seek M&A opportunities with a particular focus on the automotive motor industry, which we expect to become a core business line within our business portfolio, and the home appliance and industrial motor industry, which is expected to grow rapidly.

(4) The Nidec Group’s challenges

1. Continue to improve the corporate governance system

To further enhance our corporate governance system, during the fiscal year ended March 31, 2010, we increased the number of our outside corporate auditors to four, while two new outside directors joined our board of directors. With these new outside corporate auditors and directors, we intend to further improve our corporate governance system, including our board of directors.

2. Enhance globalization efforts

We plan to enhance efforts to globalize our management structure and our core operations, focusing primarily on sales, manufacturing, and research and development, to successfully compete in the increasingly competitive global market.

1) Globalize our management system

Rapid market globalization and intensifying competition require us to globalize our management system that enables us to promptly make decisions. We seek to enhance our management system so as to successfully compete in such market environment by hiring and training decision-makers capable of managing our operations flexibly from such global perspective, including hiring such decision-makers locally for our foreign operations.

2) Strengthen our global sales network

As a critical part of our “Vision 2015” mid-term growth strategy, we intend to pursue a global sales strategy where we aim to gain the largest market share while making a group-wide effort to expand and enhance our global sales network. Focusing on newly emerging markets, during the fiscal year ended March 31, 2011, we established five sales branches of a sales subsidiary in China and a sales subsidiary in India, Nidec India Private Limited. We have also begun considering expanding our sales operations to Brazil, from which we could further expand our operations to other parts of South America.

3) Strengthen our global manufacturing operations

As part of our global manufacturing strategy, in an effort to minimize the risk of concentration of our manufacturing operations in a particular country or region, we seek to allocate our resources appropriately in various locations. Focusing on newly emerging markets, during the fiscal year ended March 31, 2011, we established a new manufacturing subsidiary in Shaoguan, China, and we plan to build a large-scale manufacturing facility in India in 2011, and another large-scale manufacturing facility in Brazil in 2012. In an effort to improve our management of the group-wide manufacturing operations, we aim to achieve synergies with the manufacturing operations of Nidec Motor Corporation in the United States, Mexico, the United Kingdom and China, which we acquired in the fiscal year ended March 31, 2011.

4) Strengthen our global R&D capabilities

With respect to our research and development efforts, during the fiscal year ended March 31, 2011, we announced a plan for a Research and Development Center designed to become a core component technology development facility for our global R&D strategy, where we intend to take advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors. We seek to meet market demand for shorter development cycles for home appliance and industrial use motors and automotive motor products, which are expected to drive our future growth, by achieving synergies with the manufacturing operations of Nidec Motor Corporation in the United States, Mexico, the United Kingdom and China, which we acquired in the fiscal year ended March 31, 2011. We also intend to implement group-wide measures to enhance our R&D capabilities so as to be better able to offer new products and technologies. For example, as the price of neodymium magnets increases, Nidec Corporation’s switched reluctance motor technology is expected to be applied to a variety of products since this technology requires no rare earth materials. As part of our global strategy to increase local manufacturing, we also seek to localize our R&D operations. For example, we plan to expand and improve our R&D facilities in Dalian, Dongguan and other locations in China.

5) Enhance our global management infrastructure

As a global company, we continue to improve our group-wide management system, accounting and financial reporting systems and procedures, financial performance, and information disclosure systems and procedures that meet global standards. For example, we launched during the fiscal year ended March 31, 2010, and plan to continue with a project to facilitate our conversion to the International Financial Reporting Standards. In addition, during the fiscal year ended March 31, 2011, we launched a new mid-term information technology improvement plan, under which we aim to create an IT system that is standardized at a level sufficient to enable us to globally compete and grow and, at the same time, is sufficiently flexible to adapt to changes.

Our Corporate Administration and Internal Audit Department, the department responsible for ensuring that our management system properly functions on a group-wide basis, seeks to enhance measures to prevent improper activities based on the experience and know-how gained through its measures to comply with the U.S. Sarbanes-Oxley Act of 2002, as amended. In addition, during the fiscal year ended March 31, 2011, we launched a balance sheet review to further improve our internal control systems and procedures. We also seek to improve our disclosure systems and policies through enhanced cooperation between a department responsible for information disclosure and other relevant specialized departments.

Such specialized divisions, including the compliance department, the risk management department and the corporate social responsibility promotion department, also collaborate with other departments as appropriate. We seek to find ways to contribute to society based on our basic management policies as a good corporate citizen.

4. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31				Increase or
	2011		2010		decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥94,321		¥123,309		¥(28,988)
Trade notes receivable	11,486		10,968		518
Trade accounts receivable	154,091		151,430		2,661
Inventories:
Finished goods	39,477		28,323		11,154
Raw materials	23,303		19,428		3,875
Work in progress	23,405		17,995		5,410
Project in progress	1,108		653		455
Supplies and other	3,084		3,104		(20)
Other current assets	22,822		19,673		3,149
Total current assets	373,097	49.9	374,883	54.1	(1,786)

Investments and advances:
Marketable securities and other securities investments	15,338		17,462		(2,124)
Investments in and advances to affiliated companies	588		614		(26)
Total investments and advances	15,926	2.1	18,076	2.6	(2,150)

Property, plant and equipment:
Land	41,763		39,605		2,158
Buildings	135,794		127,152		8,642
Machinery and equipment	291,664		269,208		22,456
Construction in progress	15,434		12,436		2,998
Sub-total	484,655	64.8	448,401	64.7	36,254
Less - Accumulated depreciation	(250,246)	(33.5)	(247,094)	(35.6)	(3,152)
Total property, plant and equipment	234,409	31.3	201,307	29.1	33,102
Goodwill	82,107	11.0	72,231	10.4	9,876
Other non-current assets	42,666	5.7	26,294	3.8	16,372
Total assets	¥748,205	100.0	¥692,791	100.0	¥55,414

Liabilities and Equity

	Yen in millions
	March 31				Increase or
	2011		2010		decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥52,018		¥115,467		¥(63,449)
Current portion of long-term debt	1,124		1,497		(373)
Trade notes and accounts payable	112,759		109,143		3,616
Accrued expenses	22,039		18,455		3,584
Other current liabilities	18,895		17,703		1,192
Total current liabilities	206,835	27.6	262,265	37.9	(55,430)

Long-term liabilities:
Long-term debt	101,819		1,745		100,074
Accrued pension and severance costs	12,824		15,542		(2,718)
Other long-term liabilities	16,221		11,708		4,513
Total long-term liabilities	130,864	17.5	28,995	4.1	101,869

Total liabilities	337,699	45.1	291,260	42.0	46,439

Equity:
Common stock	66,551	8.9	66,551	9.6	-
Additional paid-in capital	66,960	8.9	69,090	10.0	(2,130)
Retained earnings	298,445	39.9	257,255	37.1	41,190

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(45,162)		(29,234)		(15,928)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,066		1,747		(681)
Unrealized gains from derivative Instruments qualifying for cash flow hedges	219		-		219
Pension liability adjustments	(544)		(1,033)		489
Total accumulated other comprehensive income (loss)	(44,421)	(5.9)	(28,520)	(4.1)	(15,901)

Treasury stock, at cost	(32,285)	(4.3)	(24,067)	(3.5)	(8,218)
Total Nidec Corporation shareholders’ equity	355,250	47.5	340,309	49.1	14,941
Noncontrolling interests	55,256	7.4	61,222	8.9	(5,966)
Total equity	410,506	54.9	401,531	58.0	8,975
Total liabilities and equity	¥748,205	100.0	¥692,791	100.0	¥55,414

(2) Condensed Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Net sales	¥688,530	100.0	¥586,029	100.0	¥102,501	17.5
Cost of products sold	513,170	74.5	435,035	74.2	78,135	18.0
Selling, general and administrative expenses	56,845	8.3	48,025	8.2	8,820	18.4
Research and development expenses	27,988	4.1	24,456	4.2	3,532	14.4
Operating expenses	598,003	86.9	507,516	86.6	90,487	17.8
Operating income	90,527	13.1	78,513	13.4	12,014	15.3

Other income (expenses):
Interest and dividend income	1,063		838		225
Interest expenses	(365)		(702)		337
Foreign exchange gain (loss), net	(9,197)		(2,958)		(6,239)
Gain (loss) from marketable securities, net	(238)		52		(290)
Other, net	(2,265)		(560)		(1,705)
Total	(11,002)	(1.6)	(3,330)	(0.6)	(7,672)	-
Income from continuing operations before income taxes	79,525	11.5	75,183	12.8	4,342	5.8
Income taxes	(18,533)	(2.6)	(17,530)	(3.0)	(1,003)	-
Equity in net income (loss) of affiliated companies	6	0.0	(45)	(0.0)	51	-
Income from continuing operations	60,998	8.9	57,608	9.8	3,390	5.9
Loss from discontinued operations	(3,506)	(0.6)	(1,457)	(0.2)	(2,049)	-
Consolidated net income	57,492	8.3	56,151	9.6	1,341	2.4
Less: Net income attributable to noncontrolling interests	(5,159)	(0.7)	(4,190)	(0.7)	(969)	-
Net income attributable to Nidec Corporation	¥52,333	7.6	¥51,961	8.9	¥372	0.7

Notes:

1) Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the fiscal year ended March 31, 2010 have been reclassified retrospectively. Therefore, “Information by Segment”, “Quarterly Consolidated Statements of Income “, “Information by Business Group”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

2) Pursuant to ASC 805 "Business Combinations", the results of operations for the nine months ended December 31, 2010 have been adjusted retrospectively, as a completion of the fair value evaluation of the assets acquired and the liabilities assumed upon the acquisition of Nidec Motor Corporation completed in the three months ended March 31, 2011. The results of operations for the three months ended March 31, 2011 was prepared based on this retrospective adjustment.

(3) Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the year ended March 31, 2011
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income				52,333			52,333	5,159	57,492
Other comprehensive income (loss):
Foreign currency translation adjustments					(15,928)		(15,928)	(533)	(16,461)
Unrealized loss on securities, net of reclassification adjustment					(681)		(681)	(226)	(907)
Unrealized gain from derivative instruments qualifying for cash flow hedges					219		219	-	219
Pension liability adjustments					489		489	(56)	433
Total comprehensive income							36,432	4,344	40,776

Purchase of treasury stock						(11,226)	(11,226)	-	(11,226)
Change in ownership of Nidec Servo in connection with share exchange transaction			1,186			3,002	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation				(11,143)			(11,143)	-	(11,143)
Dividends paid to noncontrolling interests							-	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other			(3,316)			6	(3,310)	(4,930)	(8,240)
Balance at March 31, 2011	145,075,080	¥66,551	¥66,960	¥298,445	¥(44,421)	¥(32,285)	¥355,250	¥55,256	¥410,506

For the year ended March 31, 2010
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2009	145,075,080	¥66,551	¥69,162	¥212,955	¥(27,464)	¥(24,056)	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income				51,961			51,961	4,190	56,151
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,910)		(2,910)	(211)	(3,121)
Unrealized gains from securities, net of reclassification adjustment					2,164		2,164	581	2,745
Pension liability adjustments					(310)		(310)	104	(206)
Total comprehensive income							50,905	4,664	55,569

Purchase of treasury stock						(11)	(11)	-	(11)
Dividends paid to shareholders of Nidec Corporation				(7,661)			(7,661)	-	(7,661)
Dividends paid to noncontrolling interests							-	(1,197)	(1,197)
Capital transaction with consolidated subsidiaries and other			(72)				(72)	(2,784)	(2,856)
Balance at March 31, 2010	145,075,080	¥66,551	¥69,090	¥257,255	¥(28,520)	¥(24,067)	¥340,309	¥61,222	¥401,531

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2011	2010

Cash flows from operating activities:
Consolidated net income	¥57,492	¥56,151	¥1,341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,981	29,185	3,796
Amortization	2,729	1,954	775
Loss (gain) from marketable securities, net	238	(52)	290
Loss on sales, disposal or impairment of property, plant and equipment	545	1,088	(543)
Deferred income taxes	(4,496)	(740)	(3,756)
Equity in net losses of affiliated companies	(6)	45	(51)
Foreign currency adjustments	5,523	4,036	1,487
Accrual for pension and severance costs, net payments	(3,745)	(1,457)	(2,288)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	3,995	(32,537)	36,532
Increase in inventories	(15,856)	(8,442)	(7,414)
(Decrease) increase in notes and accounts payable .	(3,058)	29,799	(32,857)
(Decrease) increase in accrued income taxes	(124)	5,995	(6,119)
Other	6,866	5,055	1,811
Net cash provided by operating activities	83,084	90,080	(6,996)

Cash flows from investing activities:
Additions to property, plant and equipment	(55,010)	(36,608)	(18,402)
Proceeds from sales of property, plant and equipment	960	633	327
Purchases of marketable securities	(12)	(10)	(2)
Acquisitions of business, net of cash acquired	(51,594)	(4,396)	(47,198)
Other	(1,286)	(133)	(1,153)
Net cash used in investing activities	(106,942)	(40,514)	(66,428)

Cash flows from financing activities:
Decrease in short-term borrowings	(63,205)	(109,100)	45,895
Repayments of long-term debt	(2,016)	(1,733)	(283)
Proceeds from issuance of corporate bonds	100,500	-	100,500
Purchases of treasury stock	(11,226)	(11)	(11,215)
Payments for additional investments in subsidiaries	(7,827)	(3,152)	(4,675)
Dividends paid to shareholders of Nidec Corporation	(11,143)	(7,661)	(3,482)
Dividends paid to noncontrolling interests	(1,655)	(1,197)	(458)
Other	336	75	261
Net cash provided by (used in) financing activities	3,764	(122,779)	126,543

Effect of exchange rate changes on cash and cash equivalents	(8,894)	(4,444)	(4,450)
Net decrease in cash and cash equivalents	(28,988)	(77,657)	48,669
Cash and cash equivalents at beginning of year	123,309	200,966	(77,657)
Cash and cash equivalents at end of year	¥94,321	¥123,309	¥(28,988)

(5) Notes regarding Going Concern Assumption

Not applicable.

(6) Scope of consolidation and application of the equity method

1. Scope of consolidation

As of
March 31, 2011
Number of consolidated subsidiaries	158

2. Application of equity method

As of
March 31, 2011
Number of affiliated companies accounted for by the equity method	2

3. Change in the scope of consolidation from March 31, 2010

Increase of consolidated subsidiaries	25
Decrease of consolidated subsidiaries	8

4. Change in significant subsidiaries

As of August 26, 2010, we established "Nidec Motor Corporation". As the additional investment to Nidec Motor Corporation after the establishment, it bacame our "Specified Subsidiaries" (Tokutei Kogaisha) in this fiscal year ended March 31, 2011.

5. Change in the application of equity method from March 31, 2010

Increase of affiliated companies accounted for by the equity method	1
Decrease of consolidated subsidiaries	-

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

(7) Changes Relating to the Basis for Preparing Our Consolidated Financial Statements

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860

“Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Operating Segment Information

			Yen in millions
	Year ended March 31, 2011		Year ended March 31, 2010		Increase or decrease
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥146,740	15.5	¥144,410	17.0	¥2,330	1.6
Nidec Electronics (Thailand)	123,755	13.1	128,909	15.2	(5,154)	(4.0)
Nidec (Zhejiang)	28,368	3.0	26,537	3.1	1,831	6.9
Nidec (Dalian)	25,070	2.6	31,250	3.7	(6,180)	(19.8)
Nidec Singapore	19,533	2.1	26,547	3.1	(7,014)	(26.4)
Nidec (H.K.)	56,184	5.9	53,907	6.3	2,277	4.2
Nidec Philippines	35,841	3.8	38,910	4.6	(3,069)	(7.9)
Nidec Sankyo	92,142	9.8	76,202	9.0	15,940	20.9
Nidec Copal	68,011	7.2	63,632	7.5	4,379	6.9
Nidec Tosok	29,946	3.2	23,501	2.8	6,445	27.4
Nidec Copal Electronics	30,580	3.2	24,985	2.9	5,595	22.4
Nidec Techno Motor	59,240	6.3	38,880	4.6	20,360	52.4
Nidec Motor	35,458	3.8	-	-	35,458	-
Nidec Motors & Actuators	45,073	4.8	41,618	4.9	3,455	8.3
All others	148,044	15.7	129,840	15.3	18,204	14.0
Sub-total	943,985	100.0	849,128	100.0	94,857	11.2
Adjustments and eliminations	(255,455)	-	(263,099)	-	7,644	-
Consolidated total	¥688,530	-	¥586,029	-	¥102,501	17.5

			Yen in millions
	Year ended March 31, 2011		Year ended March 31, 2010		Increase or decrease
Operating income:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥6,799	7.5	¥8,066	10.2	¥(1,267)	(15.7)
Nidec Electronics (Thailand)	22,025	24.3	22,674	28.7	(649)	(2.9)
Nidec (Zhejiang)	1,916	2.1	1,946	2.4	(30)	(1.5)
Nidec (Dalian)	2,658	2.9	4,808	6.1	(2,150)	(44.7)
Nidec Singapore.	245	0.3	319	0.4	(74)	(23.2)
Nidec (H.K.)	542	0.6	608	0.8	(66)	(10.9)
Nidec Philippines	5,403	6.0	6,939	8.8	(1,536)	(22.1)
Nidec Sankyo	11,253	12.4	7,389	9.4	3,864	52.3
Nidec Copal	9,188	10.2	6,075	7.7	3,113	51.2
Nidec Tosok	4,009	4.4	2,825	3.6	1,184	41.9
Nidec Copal Electronics	4,969	5.5	2,422	3.1	2,547	105.2
Nidec Techno Motor	4,115	4.6	1,951	2.5	2,164	110.9
Nidec Motor	143	0.2	-	-	143	-
Nidec Motors&Actuators	1,274	1.4	553	0.7	721	130.4
All others	15,970	17.6	12,311	15.6	3,659	29.7
Sub-total	90,509	100.0	78,886	100.0	11,623	14.7
Adjustments and eliminations	(18)	-	(373)	-	391	-
Consolidated total	¥90,527	-	¥78,513	-	¥12,014	15.3

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. We have changed our segment reporting in line with the changes we made in our management decision-making process during the fiscal year ended March 31, 2011. Figures for the fiscal year ended March 31, 2010 have been retrospectively reclassified.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2011	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥54,564	139,216	¥391.94
Income (loss) from discontinued operations attributable to Nidec Corporation	(2,231)	139,216	(16.03)
Net income attributable to Nidec Corporation	52,333	139,216	375.91
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(29)	4,590
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	54,535	144,166	378.27
Income (loss) from discontinued operations attributable to Nidec Corporation	(2,231)	144,166	(15.47)
Net income attributable to Nidec Corporation	¥52,304	144,166	¥362.80

For the year ended March 31, 2010	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income (loss) attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥52,990	139,291	¥380.43
Income (loss) from discontinued operations attributable to Nidec Corporation	(1,030)	139,291	(7.39)
Net income attributable to Nidec Corporation	51,961	139,291	373.04
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	52,990	139,291	380.43
Income (loss) from discontinued operations attributable to Nidec Corporation	(1,030)	139,291	(7.39)
Net income attributable to Nidec Corporation	¥51,961	139,291	¥373.04

Subsequent events

Not applicable

5. Nidec Non-Consolidated Financial Statements (Japanese GAAP)

(1) Non-Consolidated Balance Sheets

Assets
	Yen in millions
	March 31
	2011	2010
	Amount	Amount
Current assets:
Cash and deposits	¥8,213	¥41,406
Notes receivable-trade	101	203
Accounts receivable-trade	35,282	36,760
Finished goods	6,934	4,707
Work in process	236	229
Raw materials and supplies	368	97
Prepaid expenses	438	262
Deferred tax assets	1,203	1,261
Short-term loans receivable from subsidiaries and affiliates	38,035	40,336
Account receivable-other	4,723	2,449
Income taxes receivable	730	1,056
Other	88	22
Allowance for doubtful accounts	(129)	(154)
Total current assets	96,222	128,634
Noncurrent assets:
Property, plant and equipment	30,044	29,826
Buildings, net	15,797	16,735
Structures, net	442	531
Machinery and equipment, net	652	691
Vehicles, net	1	3
Tools, furniture and fixtures, net	1,309	1,556
Land	11,602	9,960
Lease assets, net	230	343
Construction in progress	11	7
Intangible assets	2,058	1,190
Patent right	147	2
Software	1,390	1,038
Software in progress	346	63
Other	175	87
Investments and other assets	318,896	246,308
Investment securities	7,901	8,898
Stocks of subsidiaries and affiliates	220,955	199,989
Investments in capital	3	3
Investments in capital of subsidiaries and affiliates	83,857	33,545
Claims provable in bankruptcy, claims provable in rehabilitation and other	445	445
Long-term prepaid expenses	157	195
Prepaid pension cost	224	-
Deferred tax assets	5,418	3,279
Other	381	399
Allowance for doubtful accounts	(445)	(445)
Total noncurrent assets	350,998	277,324
Total assets	¥447,220	¥405,958

Liabilities and Net Assets
	Yen in millions
	March 31
	2011	2010
	Amount	Amount
Current liabilities:
Notes payable-trade	¥40	¥60
Accounts payable-trade	19,182	22,363
Short-term loans payable	50,153	110,500
Lease obligations	98	116
Accounts payable-other	3,881	3,170
Accrued expenses	327	447
Income taxes payable	-	419
Advances received	3	2
Deposits received	28,444	26,265
Unearned revenue	175	169
Provision for bonuses	1,400	1,863
Notes payable-facilities	29	1
Other	4	23
Total current liabilities	103,736	165,398
Noncurrent liabilities:
Bonds payable	100,447	-
Lease obligations	136	231
Provision for retirement benefits	-	1,806
Other	596	746
Total noncurrent liabilities	101,179	2,783
Total liabilities	204,915	168,181
Shareholder’s equity:
Capital stock	66,551	66,551
Capital surplus	73,069	70,772
Legal capital surplus	70,772	70,772
Other capital surplus	2,297	-
Retained earnings	134,355	123,490
Legal retained earnings	721	721
General reserve	105,650	87,650
Retained earnings brought forward	27,984	35,119
Treasury stock	(32,285)	(24,067)
Total shareholders’ equity	241,690	236,745
Valuation and translation adjustments:
Valuation difference on available-for-sale securities	1,095	1,487
Revaluation reserve for land	(480)	(455)
Total valuation and translation adjustments	615	1,032
Total net assets	242,305	237,777
Total liabilities and net assets	¥447,220	¥405,958

(2) Non-Consolidated Statements of Income

	Yen in millions
	Year ended March 31
	2011	2010
	Amount	Amount
Net sales	¥146,740	¥144,410
Cost of sales	117,632	120,851
Gross profit	29,108	23,559
Selling, general and administrative expenses	22,309	15,493
Operating income	6,799	8,066
Non-operating income	23,433	26,372
Interest income	450	413
Dividends income	21,563	24,699
Other	1,420	1,260
Non-operating expenses	7,914	3,698
Interest expenses	216	449
Sales discounts	62	62
Foreign exchange losses	6,760	2,202
Bond issuance cost	49	-
Other	827	985
Ordinary income	22,318	30,740
Extraordinary income	269	2,370
Gain on sales of noncurrent assets	4	4
Reversal of allowance for doubtful accounts	13	341
Gain on sales of subsidiaries and affiliates’ stocks	-	2,025
Gain on revision of retirement benefit plan	252	-
Extraordinary losses	291	997
Loss on disposal of noncurrent assets	6	27
Loss on sales of investment securities	48	-
Loss on valuation of investment securities	199	-
Loss on sales of stocks of subsidiaries and affiliates	-	966
Impairment loss	38	4
Income before income taxes	22,296	32,113
Income taxes	313	446
Income taxes-current	2,123	2,028
Income taxes-deferred	(1,810)	(1,582)
Net income	¥21,983	¥31,667

(3) Non-Consolidated Statements of Shareholders' Equity

	Yen in millions
	Year ended March 31
	2011	2010
	Amount	Amount
Shareholders' equity:
Capital stock
Balance at the end of previous period	¥66,551	¥66,551
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥66,551	¥66,551

Capital surplus
Legal capital surplus
Balance at the end of previous period	¥70,772	¥70,772
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥70,772	¥70,772
Other capital surplus
Balance at the end of previous period	-	-
Changes of items during the period
Disposal of treasury stock	2,297	-
Total changes of items during the period	2,297	-
Balance at the end of current period	¥2,297	-

Retained earnings
Legal retained earnings
Balance at the end of previous period	¥721	¥721
Changes of items during the period
Total changes of items during the period	-	-
Balance at the end of current period	¥721	¥721
Other retained earnings
General reserve
Balance at the end of previous period	¥87,650	¥75,650
Changes of items during the period
Provision of general reserve	18,000	12,000
Total changes of items during the period	18,000	12,000
Balance at the end of current period	¥105,650	¥87,650
Retained earnings brought forward
Balance at the end of previous period	¥35,119	¥23,113
Changes of items during the period
Dividends from surplus	(11,143)	(7,661)
Provision of general reserve	(18,000)	(12,000)
Net income	21,983	31,667
Reversal of revaluation reserve for land	25	-
Total changes of items during the period	(7,135)	12,006
Balance at the end of current period	¥27,984	¥35,119

	Yen in millions
	Year ended March 31
	2011	2010
	Amount	Amount
Treasury stock
Balance at the end of previous period	¥(24,067)	¥(24,056)
Changes of items during the period
Purchase of treasury stock	(11,226)	(11)
Disposal of treasury stock	3,008	-
Total changes of items during the period	(8,218)	(11)
Balance at the end of current period	¥(32,285)	¥(24,067)

Total shareholders' equity
Balance at the end of previous period	¥236,745	¥212,751
Changes of items during the period
Dividends from surplus	(11,143)	(7,661)
Net income	21,983	31,667
Purchase of treasury stock	(11,226)	(11)
Disposal of treasury stock	5,305	-
Reversal of revaluation reserve for land	25	-
Total changes of items during the period	4,945	23,994
Balance at the end of current period	¥241,690	¥236,745

Valuation and translation adjustments:
Valuation difference on available-for-sale securities
Balance at the end of previous period	¥1,487	¥288
Changes of items during the period
Net changes of items other than shareholders' equity	(392)	1,199
Total changes of items during the period	(392)	1,199
Balance at the end of current period	¥1,095	¥1,487

Revaluation reserve for land
Balance at the end of previous period	¥ (455)	¥ (455)
Changes of items during the period
Net changes of items other than shareholders' equity	(25)	-
Total changes of items during the period	(25)	-
Balance at the end of current period	¥ (480)	¥ (455)

Total Valuation and translation adjustments
Balance at the end of previous period	¥1,032	¥ (167)
Changes of items during the period
Net changes of items other than shareholders' equity	(417)	1,199
Total changes of items during the period	(417)	1,199
Balance at the end of current period	¥615	¥1,032

Total net assets:
Balance at the end of previous period	¥237,777	¥212,584
Changes of items during the period
Dividends from surplus	(11,143)	(7,661)
Net income	21,983	31,667
Purchase of treasury stock	(11,226)	(11)
Disposal of treasury stock	5,305	-
Reversal of revaluation reserve for land	25	-
Net changes of items other than shareholders' equity	(417)	1,199
Total changes of items during the period	4,528	25,193
Balance at the end of current period	¥242,305	¥237,777

6. Other Information

(1) Changes in Directors and Auditors

The election, retirement and position changes of directors and corporate auditors are expected to be submitted for, and is subject to, approval at the Company's Ordinary General Meeting of Shareholders scheduled to be held on June 21, 2011.

1. Proposed change in Representative Director

Not applicable

2. Proposed changes in other Members of the Board of Directors and Corporate Auditors

(1)Retiring Member of the Board of Directors

Name	Currently position
Yasuo Hamaguchi	Member of the Board, First Senior Vice President

Note: Yasuo Hamaguchi is expected to be appointed as First Senior Vice President.

(2) New Corporate Auditors

Name	Currently position
Osamu Narumiya	Vice President of Nidec Corporation.
Ryuichi Tanabe	Private Secretary to the Minister for Foreign Affairs: Ambassador for Kansai Region

Notes: Osamu Narumiya is expected to be appointed as Full-time Auditors.

Ryuichi Tanabe will be nominated as Full-time and Outside Auditors.

(3) Retiring Corporate Auditors

Name	Currently position
Hideo Asahina	Full-time and Outside Corporate Auditor
Takashi Iwata	Full-time Corporate Auditor

Notes: Hideo Asahina and Takashi Iwata are expected to be appointed as Executive Consultants.

Takashi Iwata is leaving office before the expiration of his term.

Reference (Year ended March 31, 2011)

(2) Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Net sales	¥173,556	100.0	¥165,268	100.0	¥8,288	5.0
Cost of products sold	132,797	76.5	119,966	72.6	12,831	10.7
Selling, general and administrative expenses	16,059	9.2	12,265	7.4	3,794	30.9
Research and development expenses	7,739	4.5	6,457	3.9	1,282	19.9
Operating expenses	156,595	90.2	138,688	83.9	17,907	12.9
Operating income	16,961	9.8	26,580	16.1	(9,619)	(36.2)

Other income (expenses):
Interest and dividend income	322		236		86
Interest expenses	(44)		(163)		119
Foreign exchange gain (loss), net	2,283		990		1,293
Gain (loss) from marketable securities, net	(3)		45		(48)
Other, net	(1,314)		(379)		(935)
Total	1,244	0.7	729	0.4	515	70.6
Income from continuing operations before income taxes	18,205	10.5	27,309	16.5	(9,104)	(33.3)
Income taxes	(3,439)	(2.0)	(3,713)	(2.2)	274	-
Equity in net income (loss) of affiliated companies	1	0.0	2	0.0	(1)	(50.0)
Income (loss) from continuing operations	14,767	8.5	23,598	14.3	(8,831)	(37.4)
Income (loss) from discontinued operations	(2,921)	(1.7)	(80)	(0.1)	(2,841)	-
Consolidated net income (loss)	11,846	6.8	23,518	14.2	(11,672)	(49.6)
Less: Net income attributable to noncontrolling interests	14	0.0	(1,660)	(1.0)	1,674	-
Net income attributable to Nidec Corporation	¥11,860	6.8	¥21,858	13.2	¥(9,998)	(45.7)

	Yen in millions
	Three months ended
	June 30, 2010		September 30, 2010		December 31, 2010
	Amount	%	Amount	%	Amount	%
Net sales	¥168,766	100.0	¥167,549	100.0	¥178,659	100.0
Operating income	27,115	16.1	24,720	14.8	21,731	12.2
Income (loss) from continuing operations before income taxes	21,105	12.5	20,504	12.2	19,711	11.0
Income (loss) from continuing operations	15,713	9.3	15,425	9.2	15,093	8.4
Income (loss) from discontinued operations	(192)	(0.1)	(180)	(0.1)	(213)	(0.1)
Consolidated net income (loss)	15,521	9.2	15,245	9.1	14,880	8.3
Net income attributable to Nidec Corporation	¥13,783	8.2	¥13,231	7.9	¥13,459	7.5

(3) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2011
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥321,490	¥137,251	¥77,329	¥117,843	¥34,617	¥688,530	¥-	¥688,530
Intersegment	1,253	996	7,594	1,267	4,995	16,105	(16,105)	-
Total	322,743	138,247	84,923	119,110	39,612	704,635	(16,105)	688,530
Operating expenses	264,039	134,821	72,318	102,653	35,148	608,979	(10,976)	598,003
Operating income	¥58,704	¥3,426	¥12,605	¥16,457	¥4,464	¥95,656	¥(5,129)	¥90,527

	Yen in millions
	Year ended March 31, 2010
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥330,160	¥73,381	¥47,966	¥105,743	¥28,779	¥586,029	¥-	¥586,029
Intersegment	1,098	354	6,214	301	4,063	12,030	(12,030)	-
Total	331,258	73,735	54,180	106,044	32,842	598,059	(12,030)	586,029
Operating expenses	268,788	74,165	48,325	95,008	29,492	515,778	(8,262)	507,516
Operating income (loss)	¥62,470	¥(430)	¥5,855	¥11,036	¥3,350	¥82,281	¥(3,768)	¥78,513

	Yen in millions
	Three months ended March 31, 2011
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥71,877	¥46,083	¥19,283	¥27,745	¥8,568	¥173,556	¥-	¥173,556
Intersegment	421	229	1,758	279	1,262	3,949	(3,949)	-
Total	72,298	46,312	21,041	28,024	9,830	177,505	(3,949)	173,556
Operating expenses	62,065	44,798	17,992	25,257	9,207	159,319	(2,724)	156,595
Operating income	¥10,233	¥1,514	¥3,049	¥2,767	¥623	¥18,186	¥(1,225)	¥16,961

	Yen in millions
	Three months ended March 31, 2010
	Small precision motors	General Motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥86,724	¥23,507	¥18,895	¥27,927	¥8,215	¥165,268	¥-	¥165,268
Intersegment	546	76	1,831	13	1,180	3,646	(3,646)	-
Total	87,270	23,583	20,726	27,940	9,395	168,914	(3,646)	165,268
Operating expenses	69,231	23,120	17,378	23,874	7,945	141,548	(2,860)	138,688
Operating income	¥18,039	¥463	¥3,348	¥4,066	¥1,450	¥27,366	¥(786)	¥26,580

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3. The product category has been changed from "Mid-size motors" to "General motors" which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

(4) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31
	2011		2010		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥304,897	44.3	¥256,817	43.8	¥48,080	18.7
U.S.A	46,579	6.8	11,352	1.9	35,227	310.3
Singapore	28,015	4.1	33,673	5.8	(5,658)	(16.8)
Thailand	99,932	14.5	102,261	17.5	(2,329)	(2.3)
Philippines	10,657	1.5	14,884	2.5	(4,227)	(28.4)
China	142,285	20.7	126,470	21.6	15,815	12.5
Others	56,165	8.1	40,572	6.9	15,593	38.4
Total	¥688,530	100.0	¥586,029	100.0	¥102,501	17.5

	Yen in millions
	Three months ended March 31
	2011		2010		Increase or decrease
	Amount	%	Amount	%	Amount	%
Japan	¥74,271	42.8	¥74,972	45.4	¥(701)	(0.9)
U.S.A	19,643	11.3	3,468	2.1	16,175	466.4
Singapore	5,294	3.1	9,092	5.5	(3,798)	(41.8)
Thailand	22,267	12.8	26,505	16.0	(4,238)	(16.0)
Philippines	2,356	1.4	3,541	2.1	(1,185)	(33.5)
China	33,214	19.1	34,342	20.8	(1,128)	(3.3)
Others	16,511	9.5	13,348	8.1	3,163	23.7
Total	¥173,556	100.0	¥165,268	100.0	¥8,288	5.0

Note:

The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(5) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31
	2011		2010		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥55,237	8.0	¥17,604	3.0	¥37,633	213.8
Asia	394,529	57.3	377,842	64.5	16,687	4.4
Europe	52,497	7.6	36,945	6.3	15,552	42.1
Other	5,440	0.8	2,628	0.4	2,812	107.0
Overseas sales total	507,703	73.7	435,019	74.2	72,684	16.7
Japan	180,827	26.3	151,010	25.8	29,817	19.7
Consolidated total	¥688,530	100.0	¥586,029	100.0	¥102,501	17.5

	Yen in millions
	Three months ended March 31
	2011		2010		Increase or decrease
	Amount	%	Amount	%	Amount	%
North America	¥22,155	12.8	¥4,937	3.0	¥17,218	348.8
Asia	89,913	51.8	102,931	62.3	(13,018)	(12.6)
Europe	14,928	8.6	12,661	7.7	2,267	17.9
Other	2,710	1.5	1,080	0.6	1,630	150.9
Overseas sales total	129,706	74.7	121,609	73.6	8,097	6.7
Japan	43,850	25.3	43,659	26.4	191	0.4
Consolidated total	¥173,556	100.0	¥165,268	100.0	¥8,288	5.0

Notes:

1. The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

2. The sales to Europe are separated from "Other" to "Europe" starting in this fiscal year. Figures for the three months ended March 31, 2010 have been retrospectively reclassified.

(6) Other information

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2011	2010		2011	2010
Net sales	¥688,530	¥586,029	17.5%	¥173,556	¥165,268	5.0%
Operating income	90,527	78,513	15.3%	16,961	26,580	(36.2)%
Ratio of operating income to net sales	13.1%	13.4%		9.8%	16.1%
Income from continuing operations before income taxes	79,525	75,183	5.8%	18,205	27,309	(33.3)%
Ratio of income from continuing operations before income taxes to net sales	11.5%	12.8%		10.5%	16.5%
Net income attributable to Nidec Corporation	52,333	51,961	0.7%	11,860	21,858	(45.7)%
Ratio of net income attributable to Nidec Corporation to net sales	7.6%	8.9%		6.8%	13.2%
Net income attributable to Nidec Corporation stockholders per share-basic	¥375.91	¥373.04		¥85.42	¥156.92
Net income attributable to Nidec Corporation stockholders per share-diluted	¥362.80	¥373.04		¥79.91	¥156.92

Total assets	¥748,205	¥692,791
Nidec Corporation shareholders’ equity	355,250	340,309
Nidec Corporation shareholders’ equity to total assets	47.5%	49.1%
Nidec Corporation shareholders’ equity per share	¥2,565.32	¥2,443.16

Net cash provided by operating activities	¥83,084	¥90,080
Net cash used in investing activities	(106,942)	(40,514)
Net cash provided by (used in) financing activities	3,764	(122,779)
Cash and cash equivalents at end of period	¥94,321	¥123,309

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	158
Number of affiliated companies accounted for under the equity method:	2

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2010
Number of companies newly consolidated:	25
Number of companies excluded from consolidation:	8
Number of companies newly accounted for by the equity method:	1
Number of companies excluded from accounting by the equity method:	-